Via Facsimile and U.S. Mail
Mail Stop 6010


      August 3, 2005



Paul A. Binfield
Chief Financial Officer
Mayne Group Limited
Mayne Group House
390 St. Kilda Road
Melbourne, Victoria, 3004
Australia


Re:	Mayne Group Limited
	Form 20-F for Fiscal Year Ended December 31, 2004
	Filed November 9, 2004
	File Number 000-18892

Dear Mr. Binfield:

	We have limited our review of your filing to those issues we have addressed in our comments. In our comments we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Statements of Cash Flows, page F-5

1. According to the statement of cash flows on page F-5 you received cash of $1.3 billion from the sale of the Faulding oral pharmaceutical business. Tell us how you accounted for this business upon acquisition for US GAAP and where it is included in the disclosure of the purchase price allocation on page F-110. Explain how you accounted for the results of operations between the date of purchase and sale for US GAAP. Further, tell us why these cash proceeds are not included in Note 23(d) Disposal of Entities/Business", page F-45, for 2002.

 (w) Business Combinations, page F-109

2. With regard to the purchase price allocation of Faulding, we do not see any value allocated to the developed drugs and consumer products you would have acquired. Please explain how you valued the acquired developed drugs and products and where they appear in the allocation. The value of the developed drugs would have a definite life and require amortization over the estimated useful life. Describe the nature of each business you acquired and what consideration you gave to all specific identifiable intangible assets for each (customer lists, customer contracts, etc.). In addition, please tell us what is included in "Other non current assets" and why you believe further explanation is not necessary. Explain why no in-process research and development was recognized. Lastly, explain why you believe all the acquired brand names have an indefinite life. Please address all issues in this comment on a US GAAP basis.

3. You disclose the acquisition of pharmaceutical and imaging assets for $298 million in 2004. It appears that the majority of the cost was recognized as goodwill. Provide to us the purchase price allocation and explain the nature of the assets acquired on a US GAAP basis. Goodwill is only recognized in a business combination under
US GAAP.

Note 38. Major Differences between Australian GAAP and US GAAP, pages
F-87 through F-116

4. The following items presented in your basic financial statements appear to contain differences than if presented in accordance with US
GAAP. We could not, however, identify the quantification and inclusion of such US GAAP differences in your reconciliation to US GAAP, or in your accompanying narrative footnotes. For each item, please describe and quantify the differences in Australia GAAP versus
US GAAP accounting treatment and tell us how you addressed such US GAAP differences in your reconciliations on pages F-114 to F-116:

* Note to Financial Statements No. 1 (n) - Capitalization of
Leased
Assets, page F11. It appears leasehold amortization may be based on either (not shorter of) "the lease term, or over the expected life of the leased property". Please tell us how this complies with paragraph 5 (f) of SFAS 13.

* Note to Financial Statements No. 1 (l) - Intangibles, page F-10. $15.4 million in Research and Development costs have been capitalized
(see page F-29). Please tell us how this complies with FAS 141 paragraph 51(b) and FAS 2.

* Note to Financial Statement No. 1 (l) - Brand Names And Licenses And Operating Rights, page F-10. Certain of the Acquired licenses are not being amortized due to your inability to determine the precise length of its useful life. Please tell us how this complies with paragraph 12 of SFAS 142.

* Note to Financial Statements No. 1 (k) - Plantation Assets, page
F-
10. We note you state that this asset has been recorded "At net market value" of $1 million (see page F-27). Please tell us how this complies with US GAAP. Further, you state that $640 million of this asset`s value has been transferred to inventory during the fiscal year ended June 30, 2004. Unless net market value does not materially exceed cost, tell us how this transaction does not create a material GAAP reconciliation difference with accounting treatment under US GAAP.

* Note to Financial Statements No. 14 - Property, Plant and
Equipment
- "Freehold land and buildings", page F-27. We note you state that this asset is continually revalued at "Directors` valuation". It appears that you originally recorded a value of $667 million at June
30, 2003 and that the asset was "written down" by $621 million during the year ended June 30, 2003 to a value of $110M at June 30, 2004. Please tell us what Directors valuation means and how this series of transactions complies with US GAAP.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact James Peklenk, Staff Accountant, at (202)
551-
3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-
3614
if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3679.

      Sincerely,



      Jim B. Rosenberg
Senior Assistant Chief Accountant
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Paul A. Binfield
Mayne Group Limited
August 3, 2005
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